
SEVEN
TEAS
organic
GOJI HIBISCUS
SEVEN
TEAS
organic
WILDFLOWER HONEY
MATCHA

INVEST IN **SEVEN TEAS**

Globally Inspired Ready-To-Drink Organic Tea Company

seventeas.com Los Angeles, CA

Highlights

1. Annual revenue of $5MM and projected to reach over $10MM by 2025 (Projections Not Guaranteed)
2. Nationally distributed in Whole Foods and in more than 4,000 stores nationally
3. Teas are brewed with fresh spring water and every flavor is 100 % organic certified
4. Offering two distinct shelf-stable lines with different packaging formats: glass and cans
5. Ranked top 3 selling teas in Whole Foods consistently and out-sells Liquid Death Tea in Whole Foods
6. Partnered with national brokers to create more in-roads to additional retail partnerships nationally
7. NO plastic bottles used with our product for higher sustainability and lessen carbon footprint

Featured Investor

Damon Mathias
Syndicate Lead

Follow

Invested $50,000

"Seven Teas stands out for three compelling reasons: First, their timing is perfect. They're entering a $9.3B RTD tea category that's seeing phenomenal growth, particularly in the premium organic segment. While mass-market brands dominate with artificial ingredients and high sugar content, Seven Teas is positioned exactly where the market is heading - authentic, organic, and better-for-you beverages that don't compromise on taste. Second, their execution is impressive. They've secured placement in major retailers like Whole Foods and achieved revenue growth. Their production facility gives them complete control over quality and scaling capabilities, while their distribution partnerships now span locations across the Eastern U.S. Most importantly, their authentic story and mission resonate deeply with today's consumers. Founded by two brothers blending their Persian and Southern American heritage, Seven Teas isn't just another beverage company - it's a brand with soul. Their commitment to ethically sourced ingredients, sustainable practices, and genuine cultural connections creates the kind of emotional bond with customers that every investor dreams of. In a market where authenticity is everything, Seven Teas has created something special. Their combination of cultural heritage, sustainable practices, and premium positioning makes them uniquely positioned to capture the growing demand for better-for-you beverages. I'm proud to join their community of investors as they scale their mission to brew good and do good."

Our Team



Jeremy Issakharian Co-CEO



Joshua Issakharian Co-CEO



Colin Campbell Director of Sales

Pitch


In a Market of Sugary Teas,
We Compete on Product Quality

The current market for ready-to-drink teas is largely characterized by a race to the bottom, in terms of not only price, but also quality of product. This has resulted in a market saturated with sugary, low-quality ready-to-drink tea options that fall short to consumers looking for better options in the market. Many teas that tried to be mainstream commodities have faded away, yet Seven Teas has stood the test of time by consistently prioritizing product quality over cost-cutting in order to get the lowest price possible on shelf. We are ecstatic to see consumers are catching on to be more selective in their choices and not simply buying the cheapest, lowest quality product on shelf.


US VS. THEM
SEVEN
GEORGIA PEACH
GOLD PEAK
Snapple
Ingredients We Use:
Certified Organic, Ethically-Sourced Green & Black Tea
Real-Brewed Whole Leaf Tea
Real Organic Fruit Juice and Puree, No Artificial Additives
Mineral Spring Water
Organic Adaptogens
Organic Wildflower Honey
Organic Flavors
Ingredients They Use:
Non-Organic & Pesticide-Sprayed Ingredients (all non-organic brands contain pesticides)
Tea Concentrate, Not Real Tea
Artificial Flavors
Contains Sucralose
Some Flavors Contain Over 40 grams of Sugar
High Fructose Corn Syrup Found in Some Brands
Includes Acesulfame Potassium & Citric Acid (preservatives)

Our commitment to excellence is evident in every aspect of our product, from the premium ingredients we use, to our elegant, high-quality packaging. Unlike our competitors, who often rely on high-fructose corn syrup, pesticide-laden ingredients, and GMO acidifiers (citric acid), Seven Teas proudly offers an organic, premium, pesticide-free alternative. The leading three teas on the market each contain an average of 50 grams of sugar, while Seven Teas provides a healthier option that has an average of 10g-18g of sugar and 50-70 calories per bottle/can with unsweetened options.

In addition, our packaging has been designed to stand out on the shelf with everything from the look of the label, to the feel in your hand that gives you an elevated experience in taste and quality, differentiating us from all other brands.

READY-TO-DRINK ORGANIC TEA SURGES IN POPULARITY

The first of many bottled tea companies came on the scene in the late 1980's, effectively creating a new, thriving category. Since then, consumer preferences have changed dramatically, shifting towards higher quality, organic options. People are increasingly seeking out alternatives to mainstream brands. These are brands which are often filled with artificial ingredients, additives, and high sugar content. This trend reflects a broader desire for healthier and more sophisticated beverages with functional ingredients for body and mind such as reishi, ashwagandha, ginseng, and matcha (in our glass line).


CUSTOMERS DEMANDING ORGANIC OPTIONS

Data clearly shows that the ready-to-drink (RTD) tea market is experiencing significant growth. According to recent market research, the global RTD tea market is projected to grow at a CAGR (compounded annual growth rate) of 5.43% over the next five years and an increase from $34.31B to $47.13B by 2028. This surge is driven by a growing awareness of the health benefits associated with tea consumption, especially offering cleaner, no-crash energy and focus.


GROWTH OF READY-TO-DRINK TEA CATEGORY
CAGR OF 5.43%
$50B
$40B
$30B
$34.31B
$36.12B
$38.08B
$40.15B
$42.32B
$44.62B
$47.13B
2023
2024
2025
2026
2027
2028
2029
THIS SURGE IS DRIVEN BY A GROWING AWARENESS OF THE HEALTH BENEFITS ASSOCIATED WITH TEA CONSUMPTION, ESPECIALLY OFFERING CLEANER, NO-CRASH ENERGY AND FOCUS.

Future projections are not guaranteed.

Consumers are also making a notable shift from coffee to tea. A survey by the Tea Association of the USA revealed that nearly 50% of Americans are now choosing tea over coffee, with many citing health benefits and a preference for lower caffeine content as key reasons. This transition is particularly evident among younger consumers, who value the natural, health-promoting properties of tea.

Seven Teas is perfectly positioned to capitalize on these trends. Our dedication to organic ingredients and globally-inspired packaging not only sets us apart from competitors, but also aligns with the evolving preferences of today's consumer.


THRIVING IN NATURAL ~
NOW EXPANDING TO THE MASS MARKET

We currently offer 2 lines nationally: Our glass line with organic ingredients sourced around the world; and our canned line which offers more popular and classic, organic tea flavors.

Our success with the primary glass line in natural markets has paved the way for an innovative expansion into the mainstream. Recognizing the need for a broader appeal, we introduced our second line of canned premium organic teas designed specifically for the mass market. This strategic move allows us to cater to different consumer preferences and expand into new distribution channels.



GLASS AND CAN STRATEGY
SEVEN
Focus on Natural/Specialty Markets and Select Food-Service
Traditional and world-sourced ingredients and flavors
Slightly higher price point than can line
Organic and Premium Ingredients
Golden Honey Green Tea
Wild Blueberry
Red Raspberry
Conventional and mass market strategy
Mainstream accessible and more approachable flavors
Lower price point and popular take on flavors in U.S.
Organic and Premium Ingredients

Our glass line has thrived in natural and specialty stores, becoming the second-best performing organic RTD tea in Whole Foods. We've enhanced the glass bottle aesthetics, making it longer for better shelf presence and improved fit in coolers, which is ideal for convenience stores.

To capture the mass market, our canned line offers a lower price point and approachable flavors, allowing for wider distribution. The differences between the two lines are clear: the glass line remains focused on natural and specialty stores, while the canned line is optimized for mainstream retail environments and convenience stores.

Our success is evident as we consistently outsell competitors in national chains such as Whole Foods, including outperforming juggernaut tea brands such as Liquid Death in sales velocity and total sales in the tea category can vs. can. A recent example is in the last 26 weeks for Whole Foods Global, our can tea line OUTSOLD the Liquid Death Tea Line by total top-line sales across all 520 stores.

(Source: https://docs.google.com/spreadsheets/d/1vZ1rPK5UytA0Lo0meoSQMw_DGXaO5J7P/edit?gid=321966037#gid=321966037)

This dual strategy supports continued growth and deeper market penetration across multiple channels of stores.


THRIVING IN NATURAL ~
NOW EXPANDING TO THE MASS MARKET

Our two product lines, the glass and canned teas, strategically target unique areas of the market while embodying the 'Seven Teas' brand through world-sourced flavor innovations.

The glass line: Each tea is crafted from carefully sourced ingredients across the seven continents, ensuring exceptional quality and flavor diversity. This line has become synonymous with high-end, organic teas and resonates strongly with health-conscious consumers.


OUR GLASS LINE OF TEAS
#1 BEST SELLER
#2 BEST SELLER
SEVEN
WHITE PEACH OOLONG TEA
MOROCCAN MINT GREEN TEA

The canned line: Designed for the mass market, offers a higher margin and wider distribution with the canned teas available in 16 fl oz in 12-pack cases.


OUR CANNED LINE OF TEAS
BEST SELLER
BEST SELLER
SEVEN
RED RASPBER Iced Tea
GEORGIA PEACH Iced Tea
CLASSIC ROADSIDE Lemonade
UPTOWN HALF & HAL

Both lines are also shelf stable and do not require refrigeration, making it easier for distribution and also lower cost and higher margins. Our strategic approach ensures careful placement of glass and cans in appropriate accounts, maximizing market growth while protecting our brand.

Brand Blocking For Success

Our packaging and overall branding strategy is designed for maximum shelf impact, creating a cohesive brand block that captures consumer attention. When lined up, our products form a visually striking display that reinforces brand recognition and draws shoppers in.


SEVEN
GUAYUSA
HOW IT STARTED
HOW IT'S GOING


YERBA MATE
SEVEN
HOPTEA


REAL THIN crackers
MARY'S GONE CRACKERS
TEA HORSE ROAD
SEVEN
TEAS
LOCALLY BREWED
IN SANTA MONICA, CA
SEVEN
WHITE PEACH OOLONG


SEVEN

Sales Growth: $5M in Revenue and Surging To $10M by 2025

We have scaled significantly in recent years, recently achieving a milestone of $5M in annualized sales. Our sights are now set to scale our company to $10MM+ in revenue. This is an important milestone since it puts us in a category to potentially be acquired once we pass the $10MM mark.

Our strategy for scaling the business and achieving $10MM in revenue by 2025 is multifaceted and focuses on expanding our distribution channels and revenue streams.

1. **Expanded Store Counts and New Revenue Channels:** We are actively increasing our presence in retail locations while exploring new revenue opportunities

2. **Broker Partnerships and Retail Expansion**: Partnering with brokers is instrumental in accessing new markets and retail doors. We are in the process of establishing relationships with key brokers to facilitate entry into retailers such as Sprouts, Wegman's, Giant Foods, Stater Bros., Costco Regional, Ralph's, and HEB for our canned products.
3. **Direct Store Delivery (DSD) Focus**: Recent efforts have centered on setting up new DSD partnerships with distributors like LOCO Foods, Soda Express, RepRally and more. Additionally, we are developing our own wholesale direct platform on our website. This platform will enable smaller retailers and mom-and-pop stores to access our products with ease and take advantage of competitive shipping rates.
4. **National Partnerships and Key Retailers**: We are actively pursuing partnerships with national retailers, including expanding glass and lemonade line in Whole Foods (already in all 550 Whole Foods with our can line), to expand our market reach. Securing placement in key retailers will significantly contribute to our revenue growth.
5. **Direct To Consumer (DTC) Growth:** We are also doubling down with Amazon.Com and DTC as we have solid traction and could easily double sales in these channels with proper marketing budget.



SALES HISTORY AND PROJECTIONS
$12M
6M
$0M
PROJECTED TO DOUBLE YEAR OVER YEAR
$2.5M
$5.2M
$10.8 (PROJECTED)
2023
2024
2025

By executing on these initiatives and continually seeking opportunities for expansion and innovation, we are confident in our ability to achieve our revenue target and solidify our position as a leader in the RTD tea market.

Forward-looking projections are not guaranteed.

USE OF FUNDS

We are planning to allocate our funds raised via Wefunder to drive strategic growth across key areas:

1. **Inventory/Production: 53 %** - Primarily for funding production runs which includes buying raw materials and packaging and also our co-manufacturer tolling rates.
2. **Marketing/Trade-spend Initiatives: 30 %** - Launching targeted campaigns to increase brand awareness and drive consumer engagement and quarterly promotions in-stores to continue to build velocity.
3. **Working Capital/Personnel: 10%** - Salaries and contractor work plus any misc expenses that are day to day in our operations.
4. **Wefunder Fee: 7 % (approximate)**


USE OF FUNDS
INVENTORY/PRODUCTION
MARKETING/TRADE-SPEND INITIATIVES
WORKING CAPITAL/PERSONNEL
WEFUNDER FEE
7%
10%
53%
30%

These allocations ensure that our resources are optimized to fuel growth, enhance market presence, and position Seven Teas for long-term success in the competitive RTD tea market.

✦ Call To Action: Bringing Cleaner Tea To the Market ✦

Seven Teas leads the charge in revolutionizing the RTD tea market, offering authentic, organic teas and lemonades that meet the growing demand for healthier, natural beverages.

Our expansion plans extend beyond natural and mass markets, tapping into the convenience store channel with our cans as a healthier alternative to mainstream options.

The tea category is experiencing significant growth, driven by consumer preferences for cleaner, sustainable products. Seven Teas' commitment to quality sourcing and environmental responsibility resonates with our consumers, positioning us as a key player in this growing market.

With impressive year-over-year revenue growth of 144% in 2023 and a projection to reach $7MM in revenue in 2024, we are poised for continued success. Our goal of reaching $10MM by 2025 is just the beginning. We envision Seven Teas becoming a $50MM+ business*, driven by innovation and a dedication to meeting consumer needs.

Join us in shaping the future of the ready-to-drink tea industry and delivering exceptional experiences to tea enthusiasts everywhere.

* *Forward looking projections are not guaranteed.*